SUB-ITEM 77.I
Terms of new or amended securities

(a)  N/A
(b) VP Mid Cap Value, a new series of the Registrant, began offering Class I and Class II shares during the period. VP International, a series of the Registrant, began offering Class IV shares during the period. The following describes all classes of the funds as called for by the applicable registration items:

     All classes are offered exclusively to insurance companies to fund their obligations under the variable annuity and variable life contracts purchased by their clients. Not all funds offer all classes.

     Each fund votes separately on matters affecting that fund exclusively. Voting rights are not cumulative, so that investors holding more than 50% of the corporation's (all funds') outstanding shares may be able to elect a Board of Directors. The corporation undertakes dollar-based voting, meaning that the number of votes a shareholder is entitled to is based upon the dollar amount of the shareholder's investment. The election of directors is determined by the votes received from all the corporation shareholders without regard to whether a majority of shares of any one fund voted in favor of a particular nominee or all nominees as a group.

     The assets belonging to each series or class of shares are held separately by the custodian and the shares of each series or class represent a beneficial interest in the principal, earnings and profit (or losses) of investments and other assets held for each series or class. Within their respective series or class, all shares have equal redemption rights. Each share, when issued, is fully paid and non-assessable.

     In the event of complete liquidation or dissolution of the funds, shareholders of each series or class of shares will be entitled to receive, pro rata, all of the assets less the liabilities of that series or class.

     Each shareholder has rights to dividends and distributions declared by the fund he or she owns and to the net assets of such fund upon its liquidation or dissolution proportionate to his or her share ownership in the fund.

     Redemption proceeds are calculated using the net asset value (NAV) next determined after a transaction request is received in good order. Each time an investment is made with American Century, there is a seven-day holding period before those shares may be redeemed, unless satisfactory proof is provided that the purchase funds have cleared. This seven-day holding period begins the day after your transaction request is processed. However, redemptions by wire require only a one-day holding period.

     In addition, American Century reserves the right to delay delivery proceeds
     - up to seven days - or to honor certain redemptions with securities rather than cash.

     If, during any 90-day period, fund shares worth more than $250,000 (or 1% of the value of the fund's assets if that amount is less than $250,000) are redeemed, American Century reserves the right to pay part or all of the redemption proceeds in excess of this amount in readily marketable securities instead of in cash. The fund managers would select these securities from the fund's portfolio. A payment in securities can help the fund's remaining shareholders avoid tax liabilities that they might otherwise have incurred had the fund sold securities prematurely to pay the entire redemption amount in cash.

     American Century will value these securities in the same manner as used in computing the fund's net asset value. American Century may provide these securities in lieu of cash without prior notice. Also, if payment is made in securities, brokerage or other transaction costs may be incurred to convert the securities to cash.

     If a shareholder's redemption would exceed this limit and he would like to avoid being paid in securities, he should provide American Century with an unconditional instruction to redeem at least 15 days prior to the date on which the redemptions transaction is to occur. The instruction must specify the dollar amount or number of shares to be redeemed and the date of the transaction. This minimizes the effect of the redemption on the fund and its remaining shareholders.

     If an account balance falls below the minimum initial investment amount for any reason other than as a result of market fluctuation, American Century will notify the account holder and allow 90 days to meet the minimum. If the deadline is not met, American Century reserves the right to redeem the shares in the account and send the proceeds to the account holder's address of record.

     Class II shares are subject to a Distribution and Service (12b-1) Fee Plan adopted pursuant to Investment Company Act Rule 12b-1. Under the Plan, Class II shares pay the distributor an annual fee of 0.25% of Class II average net assets for distribution services, including past distribution services. The distributor pays all or a portion of such fees to the insurance companies that make Class II shares available.

     Class III shares may be subject to a 1.0% redemption fee if redeemed or exchanged within 60 days of purchase. The redemption fee is charged as a percentage of the amount redeemed or exchanged.

     Class IV shares are subject to a Distribution and Service (12b-1) Fee Plan adopted pursuant to Investment Company Act Rule 12b-1. Under the Plan, Class IV shares pay the distributor an annual fee of 0.25% of Class IV average net assets for distribution services, including past distribution services. The distributor pays all or a portion of such fees to the insurance companies that make Class IV shares available. In addition, Class IV shares may be subject to a 1.0% redemption fee if redeemed or exchanged within 60 days of purchase. The redemption fee is charged as a percentage of the amount redeemed or exchanged.

     Insurance companies selling the funds perform recordkeeping and administrative services for their clients that would otherwise be performed by American Century's transfer agent. In some circumstances, the advisor will pay such service providers a fee for performing those services Also, the advisor and the fund's distributor may make payments for various additional services or other expenses out of their past profits or other available sources. Such expenses may include distribution services, shareholder services or marketing, promotional or related expenses. The amount of any payments described by this paragraph is determined by the advisor or the distributor and is not paid by the funds' shareholders.